NIOGOLD ACQUIRES A 100% INTEREST
IN THE MARBAN BLOCK PROPERTY

Val-d’Or, Quebec, February 24, 2009: NioGold Mining Corporation (TSX-V:NOX) (Frankfurt:NG1) (“NioGold”) is pleased to announce that it has acquired a 100% interest, subject to royalties, in the contiguous Marban, Norlartic, First Canadian and Gold Hawk mine properties (the “Marban Block”), by completing the terms of earn-in agreements with Teck Cominco Ltd. and Thundermin Resources Inc.

The Marban Block is part of the Company’s 100 km2 land holdings within the prolific Malartic and Val-d’Or mining camps, Abitibi region, Quebec, and encompasses three former gold producers, namely the Norlartic, Kierens (First Canadian), and Marban mines that collectively produced over 590,000 ounces of gold. Until NioGold’s involvement in 2006, no exploration and mine development activity was carried-out on the grounds since 1992. Highlights of the Company’s work during the three year earn-in period include:

•

$7M exploration and development expenditures;

•

45,000 metres of drilling, including 90 holes (32,500 m) over the Marban deposit;

•

NI 43-101 compliant resource estimates on the Norlartic and Kierens deposits;

•

Marban deposit extended over an area of 1,200 by 350 metres.

A comprehensive interpretation of the Marban deposit drill results is in progress that will lead to a resource estimate to evaluate both the lower grade bulk tonnage and higher grade gold mineralisation blocked out to date.

The Company’s objective is to drill-define a minimum of one million ounces of gold resources of economic interest within the Malartic and Val-d’Or camps. The projects are located in proximity to full-service mining towns that allow for cost effective exploration and mine development. NioGold’s land holdings also cover large under-explored sectors located along known mineral trends deemed highly prospective for new gold discoveries.

Readers are invited to review information about the Marban Block available at www.niogold.com/marban. This news release was prepared by Rock Lefrançois, P.Geo. (OGQ), the Company’s Vice-President and Qualified Person as defined by National Instrument 43-101.

The Company also reports that the disinterested shareholders of the Company approved, and the Exchange has accepted, the re-pricing of 1,325,000 stock options held by insiders to $0.20. At the time the re-pricing was proposed and the circular in connection therewith mailed to shareholders, the closing price of the Company's common shares on the Exchange was $0.06.

NioGold Mining Corporation — « The Golden Highway Runs Through NioGold »

NioGold Mining Corporation is a junior exploration company primarily focused on GOLD. The Company’s main properties are the Marban Block, Malartic Hygrade, Malartic H, Camflo West and Siscoe East, all located in the Malartic and Val-d’Or gold mining camps, Abitibi region of Quebec. The camps have produced over 27 million ounces of gold and presently encompass several active advanced exploration and mine development projects such as Canadian Malartic (Osisko Exploration), Kiena (Wesdome), Midway (Northern Star Mining), Goldex (Agnico-Eagle) and Lac Herbin (Alexis Minerals).

NioGold’s experienced and qualified technical team will ensure the successful advancement of the Company’s projects towards the highest quality mineral resources. NioGold invites you to visit the company website at www.niogold.com. For information on NioGold Mining Corporation contact:

Michael A. Iverson, Chairman & CEO	Rock Lefrancois, P.Geo., President and COO
miversonna@niogold.com	rocklefrancois@niogold.com
Tel: (604) 856-9887	Tel: (819) 825-7400

Investors are invited to visit the NioGold IR Hub at http://www.agoracom.com/IR/niogold where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to nox@agoracom.com where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

This Press Release includes forward-looking statements that are subject to risks and uncertainties. All statements within, other than statements of historical fact, are to be considered forward looking. There can be no assurances that such statements will prove accurate and, therefore, readers are advised to rely on their own evaluation of such uncertainties. The TSX Venture Exchange or the Frankfurt Stock Exchange did not approve nor do not accept responsibility for the adequacy or accuracy of this news release.